TENGASCO, INC.
123 CENTER PARK DRIVE, SUITE 104
KNOXVILLE, TN 37922
865.675.1554
865.675.1621 (FACSIMILE)

January 24, 2014

Anne Nguyen Parker, Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549

ATTN: Ms. Angie Kim

VIA EDGAR CORRESPONDENCE

Re:	Tengasco, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 29, 2013
File No. 1-15555

Dear Ms. Parker:

Tengasco, Inc. hereby responds to the single item in your letter dated January 10, 2014.   We believe that disclosure needed for sound investment decisions was in fact already made in our original filing of our Form 10-K for the year ending December 31, 2012.  However, we await your consideration of our response and the receipt of any additional comments you may have.

For your convenience, we include the text of your January 10, 2014 comment for reference, together with our corresponding response, below:

“Certain Relationships and Related Party Transactions, and Director Independence, page 67

1.     We note your response to comment 2 in our letter dated November 7, 2013. You disclose in this section that “[t]here have been no material transactions…during Fiscal 2011 and 2012, to which the Company…was or is to be a party, in which the amount involved exceeds the lesser of $120,000 or one percent of the average of the Company’s total assets at year-end for its last two completed fiscal years in which any director or executive officer or any security holder who is known to the Company to own of record or beneficially more than 5% of the Company's common stock…had a material interest.”  Please revise this section to:

•	disclose that Peter E. Salas, the chairman of your board of directors and sole shareholder and controlling person of your largest shareholder, is the controlling person of Hoactzin; and
•	cross reference your transactions with Hoactzin.

Please provide us with your proposed disclosure in this regard.  Please also revise this section to provide the information required by Item 404(a)(4) of Regulation S-K. Please see Item 404(d) of Regulation S-K.”

Tengasco’s Response:

At the beginning of the text of the  of Form 10-K for the year ended December 31, 2012, in Item 1, Part 1, page 6,  it is stated that:

Peter E. Salas, the Chairman of the Board of Directors of the Company, is the controlling person of Hoactzin. He is also the sole shareholder and controlling person of Dolphin Management, Inc., the general partner of Dolphin Offshore Partners, L.P., which is the Company’s largest shareholder.

This disclosure text has appeared at the beginning of each filed Form 10-K since 2008. Our previous response observes in Item 13 “Certain Transactions…” that there were no new related party transactions entered into during the last two fiscal years.  [For a smaller reporting company, Item 404(a) and (d) state: “Describe any transaction, since the beginning of the registrant's last [two] fiscal year[s], or any currently proposed transaction …”]    Nevertheless, the three existing 2007 transactions first disclosed in 2007 were again disclosed in the Report on Form 10-K for the year ended December 31, 2012, as explained in our November 15 response, in both the 10-K and in the notes to the financial statements.

As the date of this response is January 24, 2014, and the Form 10-K for the year ended December 31, 2013 is due to be filed in about sixty days, we propose to include additional language in the upcoming Form 10-K.  We believe the existing disclosure in the 2012 10-K, and the extensive disclosure on these same transactions made continuously since 2007, is sufficient to provide all information required to provide investors with the opportunity to make informed investment decisions; and our position is therefore that an amendment of the 2012 10-K at this time need not be made in view of the brief time before the next 10-K is to be filed.

The Company would  effectuate this proposal by including in  Item 13 “Certain Transactions…” of the upcoming Report on Form 10-K for the year ended December 31, 2013, the additional language shown below in bold (bold is for reference only; bold type is not to appear in the filed document).  The language marked in bold type is additional to the wording of this Item as contained in the Form 10-K for the year ended December 31, 2012.  The indication of TBD means that pagination is to be determined upon completion of the upcoming Form 10-K:

ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Certain Transactions

There have been no material transactions, series of similar transactions or currently proposed transactions entered into since the beginning of Fiscal 2012 and 2013, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds the lesser of $120,000 or one percent of the average of the Company’s total assets at year-end for its last two completed fiscal years in which any director or executive officer or any security holder who is known to the Company to own of record or beneficially more than 5% of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

In this Report on Form 10-K for the year ended December 31, 2013, the Company describes three transactions of the type described above, that the Company entered into with Hoactzin Partners, L.P. (“Hoactzin”) in 2007 that remained in existence in 2012 and 2013.   As noted above in Item 1, Business, page TBD, Peter E. Salas, the Chairman of the Board of Directors of the Company, is the controlling person of Hoactzin and the Company’s largest shareholder. These three 2007 transactions between the Company and Hoactzin are described at the following page locations in this Report and in the attached Notes to Consolidated Financial Statements:  (1) the Ten Well Program, see Item 1, Business, pages TBD and F-TBD; (2) the net profits agreement at the Methane Project, see Item 1, Business page TBD and pages F-TBD; and (3) the Management Agreement, see Item 1, Business, pages TBD and pages F-TBD.

The approximate dollar value of the amount of Hoactzin’s interest in each of these three 2007 transactions during each of the years 2012 and 2013 was as follows: (1) Ten Well Program-$661,000 in 2012; $528,000* in 2013 (calculated as the total payments attributable to Hoactzin for its program interest); (2) Net Profits agreement at the Methane Project-$0 in 2012;  $0 in 2013 (calculated as the amount of net profits payable to Hoactzin; the project generated no net profits as described in the agreement, and therefore no amount was paid to Hoactzin for net profits, in either 2012 or 2013); and (3) Management Agreement-$110,000 in 2012; $21,000 in 2013 (calculated as the amount payable by Hoactzin to the Company in reimbursement of one half of the salary and benefits of Patrick McInturff, as manager employed by the Company and excluding all vendor payables, bond premiums, and all other operating costs of Hoactzin’s properties, all of which were paid at all times by Hoactzin and not by the Company, in the ordinary course of Hoacztin’s ownership and not under the Management Agreement).

In addition to the three 2007 transactions, Hoactzin owns a drilling program interest in the Company’s “6 Well Program” in Kansas, acquired in 2005 by Hoactzin in exchange for surrender of the Company’s promissory notes given by the Company for borrowings to fund the redemption in 2004 of the Company’s three series of preferred stock, all as previously disclosed.  Hoactzin’s interest in the 6 Well Program was $49,000 in 2012; and $42,000* in 2013 (calculated as the total payments attributable to Hoactzin for its program interest) and is expected to decrease in the future as the wells involved naturally decline in produced volumes.

*Note: the figures marked with an asterisk are current as of November 30, 2013 and will be updated to December 31, 2013 in the filed document.

Remainder of Item 13 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE---NO CHANGE ANTICIPATED]

Tengasco, Inc. acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will await any further comment from you with regard to this matter. The Company continues to believe that the disclosure contained in the filing is sufficient to provide all information required to provide investors with the opportunity to make informed investment decisions.

Very truly yours,

Tengasco, Inc.

BY:	/s/ Michael J. Rugen
Michael J. Rugen, Chief Executive Officer